FILED BY NOKIA CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: ALCATEL-LUCENT

FILE NO. 001-11130

Nokia alcatel lucent
Alcatel-Lucent shareholders Action needed now
Nokia alcatel lucent
Join with Nokia to create a global leader in the connected Internet of Things
Nokia alcatel lucent
Your board of directors unanimously recommends acceptance of Nokia’s offer to combine* with Alcatel-Lucent to become a leader in next-generation technology for the connected world. Financially strong, the new group will invest in world-class innovation to create market-leading products and services.
* This combination will be made through a public exchange offer of Nokia for the shares, ADSs and convertible bonds of Alcatel-Lucent in France and in the United States.
Nokia alcatel lucent
To take advantage of this compelling opportunity, you need to act now to exchange your Alcatel-Lucent shares and ADSs for Nokia shares or ADSs.
Click here
Important information

Nokia alcatel lucent
Alcatel-Lucent shareholders Action needed now
Nokia alcatel lucent
Join forces with
Nokia to profit from the power of cloud computing
Nokia alcatel lucent
Your board of directors unanimously recommends acceptance of Nokia’s offer to combine* with Alcatel-Lucent to become a leader in next-generation technology for the connected world. Financially strong, the new group will invest in world-class innovation to create market-leading products and services.
* This combination will be made through a public exchange offer of Nokia for the shares, ADSs and convertible bonds of Alcatel-Lucent in France and in the United States.
Nokia alcatel lucent
To take advantage of this compelling opportunity, you need to act now to exchange your Alcatel-Lucent shares and ADSs for Nokia shares or ADSs.
Click here
Important information

Nokia alcatel lucent
Alcatel-Lucent shareholders Action needed now
Nokia alcatel lucent
Join Nokia to reimagine a world where everything is connected
Nokia alcatel lucent
Your board of directors unanimously recommends acceptance of Nokia’s offer to combine* with Alcatel-Lucent to become a leader in next-generation technology for the connected world. Financially strong, the new group will invest in world-class innovation to create market-leading products and services.
* This combination will be made through a public exchange offer of Nokia for the shares, ADSs and convertible bonds of Alcatel-Lucent in France and in the United States.
Nokia alcatel lucent
To take advantage of this compelling opportunity, you need to act now to exchange your Alcatel-Lucent shares and ADSs for Nokia shares or ADSs.
Click here
Important information

Nokia alcatel lucent
Alcatel-Lucent shareholders Action needed now
Nokia alcatel lucent
Join Nokia to create a leader in next-generation network technology
Nokia alcatel lucent
Your board of directors unanimously recommends acceptance of Nokia’s offer to combine* with Alcatel-Lucent to become a leader in next-generation technology for the connected world. Financially strong, the new group will invest in world-class innovation to create market-leading products and services.
* This combination will be made through a public exchange offer of Nokia for the shares, ADSs and convertible bonds of Alcatel-Lucent in France and in the United States.
Nokia alcatel lucent
To take advantage of this compelling opportunity, you need to act now to exchange your Alcatel-Lucent shares and ADSs for Nokia shares or ADSs.
Click here
Important information

X * This combination will be made through a public exchange offer of Nokia for the shares, ADSs and convertible bonds of Alcatel-Lucent in France and in the United States. This document contains forward-looking statements that reflect Nokia’s and Alcatel-Lucent’s current expectations and views of future events. These forward-looking statements are subject to a number of risks and uncertainties, which could cause actual results to differ materially from such statements. The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including any documents that Nokia or Alcatel-Lucent have filed with the U.S. Securities and Exchange Commission
(“SEC”). This document relates to the proposed public exchange offer by Nokia to exchange all of the ordinary shares, American Depositary Shares (“ADSs”) and convertible securities issued by Alcatel-Lucent for new ordinary shares and ADSs of Nokia. This document is for informational purposes only and does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange, any ordinary shares, ADSs or convertible securities of Alcatel-Lucent, nor is it a substitute for the Tender Offer
Statement on Schedule TO or the Prospectus / Offer to Exchange included in the Registration Statement on Form F-4 (the “Registration Statement”), the Solicitation / Recommendation Statement on Schedule
14D-9 each as filed by Nokia or Alcatel-Lucent with the SEC (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). The dissemination of any Exchange Offer Document may be subject to legal restrictions in certain jurisdictions.
The exchange offer is not directed, directly or indirectly, to persons subject to such restrictions. It is the responsibility of any such person wishing to accept the exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the proposed exchange offer. Any breach of these legal restrictions could constitute a breach of the applicable law and regulation in certain jurisdictions. Nokia declines any liability in the event of a breach by any person of the applicable legal restrictions. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The proposed exchange offer will be made only through the Exchange Offer Documents. Investors and security holders are urged to read the Exchange Offer Documents and all other relevant documents that Nokia or Alcatel-Lucent has filed or may file with the SEC when they become available because they contain or will contain important information that investors and security holders should consider before making any decision regarding the proposed exchange offer. The information contained in this document must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. Nokia and Alcatel-Lucent do not accept any responsibility for any violation by any person of any such restrictions. The Exchange Offer Documents and other documents referred to above, if filed or furnished by Nokia or Alcatel-Lucent with the SEC, as applicable, including the Registration Statement, are or will be available free of charge at the SEC’s website (www.sec.gov).